Exhibit 99.1

Webus International Limited Reports the First Half of Fiscal Year 2025 Unaudited Financial Results

Webus International Limited (“Webus,” the “Company,” “we,” “our,” or “us”) (NASDAQ: WETO), a recognized provider of AI-driven mobility solutions specializing in premium, customizable chauffeur services for travelers worldwide announced its unaudited financial results for the six months ended December 31, 2024 on May 9, 2025.

Key Highlights for the First Half of Fiscal Year 2025

•

International businesses surged with rapid business development in North American region and the active market expansion in Japan - Korea region and the Middle East region in the first half of fiscal year 2025.

•    Packaged tour services in North American region grew by 36.6% in the aspect of order number, primarily attributed to our development of premium routes and the considerate services offered by professional guides and drivers.

•    The Company entered the Japan - Korea market and the Middle East market and the revenue from these markets contributed more than 24.5% of total revenue of packaged tour and customized charted bus services, primarily driven by the popularity of Japan - Korea and the Middle East tourism industry and attractive customized services we offered.

•	The Company improved the overall financial performance in the first half of fiscal year 2025.

•    Gross profit margin ratio grew to 20.5% in the first half of fiscal year 2025 from 12.0% in the first half fiscal year of 2024.

•    Gross profit for the first half fiscal year of 2025 was RMB3.6 million ($0.5 million), increased by 22.1% year over year, compared to RMB2.9 million in the first half of fiscal year 2024.

•    Net loss for the first half fiscal year of 2025 narrowed to RMB2.8 million ($0.4 million), decreased by 33.0% year over year, compared to RMB4.2 million in the first half of fiscal year 2024.

•    Cash and cash equivalents were RMB2.8 million and RMB3.8 million ($0.5 million) as of June 30, and December 31, 2024, respectively. Short-term investments were RMB9.7 million ($1.3 million) as of December 31, 2024, compared to nil as of June 30, 2024, which mainly consisted of wealth management products issued by PRC banks and equity securities intended to be sold within one year.

•	Initial Public Offering

•    On February 28, 2025, we successfully completed the initial public offering (“Offering”) on The Nasdaq Capital Market and commenced trading under the ticker symbol “WETO.” Under the Offering, 2,000,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) were issued at a price of $4.00 per share. The Offering was conducted on a firm commitment basis for gross proceeds of $8,000,000, before deducting underwriting discounts and offering expenses.

Management Commentary

“We achieved a significant operational progress in the first half of fiscal year 2025. We have seen remarkable growth in our overseas packaged tour service business, especially in North America, Japan - Korea, and the Middle East region, which significantly boosted our gross profit and narrowed our net losses.” said Mr. Zheng Nan, the Chief Executive Officer, “Looking ahead, we are steadily rolling out impactful strategies tailored to North America, Japan - Korea, and the Middle East markets. Our aim is to refine our service ecosystem and ensure unparalleled service standards, as we've always highly valued service quality. Moreover, we are committed to continuously expanding our global customer base, thereby further extending our market reach and solidifying our position in the international market arena.”

Financial Review for the Six Months Ended December 31, 2023 and 2024

Revenues

Our revenues decreased by 28.5% from RMB24.3 million for the six months ended December 31, 2023 to RMB17.4 million ($2.4 million) for the six months ended December 31, 2024. The decrease was mainly due to the decline in packaged tour service in the domestic market, customized chartered bus service and commuter shuttle service, and partially offset by the growth in packaged tour service in the overseas market.

The following table sets forth a breakdown of our revenues, each expressed in the absolute amount and as a percentage of our total revenues, for the periods indicated.

	For the six months ended December 31,
	2023		2024			Variance
	RMB	%	RMB	$	%	%
Revenues:
Packaged tour service	17,666,615	72.7	15,413,411	2,111,629	88.7	(12.8)
Domestic	7,832,089	32.2	-	-	-	(100.0)
Overseas	9,834,526	40.5	15,413,411	2,111,629	88.7	56.7
Customized chartered bus service	5,431,317	22.4	1,588,793	217,664	9.1	(70.7)
Domestic	809,268	3.3	165,455	22,667	1.0	(79.6)
Overseas	4,622,049	19.1	1,423,338	194,997	8.1	(69.2)
Commuter shuttle service	1,201,256	4.9	376,392	51,565	2.2	(68.7)
Domestic	1,201,256	4.9	376,392	51,565	2.2	(68.7)
Total revenues	24,299,188	100.0	17,378,596	2,380,858	100.0	(28.5)

Packaged tour service Our revenues from packaged tour service decreased by 12.8% from RMB17.7 million for the six months ended December 31, 2023 to RMB15.4 million ($2.1 million) for the same period in 2024, primarily attributable to the decrease of RMB7.8 million ($1.1 million) in the domestic market, partly offset by the increase of RMB5.6 million ($0.8 million) in the overseas market. The divergence in performance between the domestic and overseas markets was primarily attributed to our strategic decision to allocate more resources towards developing high-margin exquisite tourism routes in the overseas market during the six months ended December 31, 2024.

Customized chartered bus service Our revenues from customized chartered bus service decreased by 70.7% from RMB5.4 million for the six months ended December 31, 2023 to RMB1.6 million ($0.2 million) for the same period in 2024, mainly due to the fact that we integrated a portion of customized charted bus service into packaged tour services in overseas market to create a more competitive and all - inclusive tour service offering.

Commuter shuttle service Our revenues from commuter shuttle service decreased by 68.7% from RMB1.2 million for the six months ended December 31, 2023 to RMB0.4 million ($0.1 million) for the same period in 2024, primarily attributable to the termination in collaboration with three major customers and our strategic decision to downsize the operation of commuter shuttle service.

Cost of revenues

Our cost of revenues decreased by 35.4% from RMB21.4 million for the six months ended December 31, 2023 to RMB13.8 million ($1.9 million) for the six months ended December 31, 2024, generally aligning with our revenue trends. The following table sets forth a breakdown of our cost of revenues by revenue streams, expressed as an absolute amount and as a percentage of the total cost of revenues, for the periods indicated.

	For the six months ended December 31,
	2023		2024			Variance
	RMB	%	RMB	$	%	%
Cost of revenues:
Packaged tour service	15,559,204	72.8	12,182,579	1,669,006	88.2	(21.7)
Domestic	7,529,173	35.2	-	-	-	(100)
Overseas	8,030,031	37.6	12,182,579	1,669,006	88.2	51.7
Customized chartered bus service	4,293,976	20.1	1,236,096	169,344	8.9	(71.2)
Domestic	644,366	3.0	128,359	17,585	0.9	(80.1)
Overseas	3,649,610	17.1	1,107,737	151,759	8.0	(69.6)
Commuter shuttle service	1,533,104	7.1	404,210	55,377	2.9	(73.6)
Domestic	1,533,104	7.1	404,210	55,377	2.9	(73.6)
Total cost of revenues	21,386,284	100.0	13,822,885	1,893,727	100.0	(35.4)

Our cost of packaged tour services primarily consists of the procurement cost of hotel rooms, meals and other local services such as sightseeing costs for packages, entrance fees to museums and attractions and local transportation costs. Cost of customized chartered bus service and commute shuttle service includes costs directly related to delivering transportation services inclusive of payments to fleet operators for vehicle rental fees and petrol costs, and other miscellaneous expenses for operation.

Our cost of revenues for packaged tour service decreased by 21.7% from RMB15.6 million for the six months ended December 31, 2023 to RMB12.2 million ($1.7 million) for the same period in 2024 primarily due to the decrease in fleet and tour operators costs, generally in line with our revenues from packaged tour service. Our cost of revenues for customized chartered bus service and commuter shuttle service decreased by RMB3.1 million ($0.4 million) and RMB1.1 million ($0.2 million), respectively, from the first half fiscal year of 2024 to the first half fiscal year of 2025. The decrease was mainly due to the decrease in cost related to fleet operators, which was generally in line with the revenue trends.

Gross profit and margin

The following table sets forth a breakdown of our gross profit, margin by revenue streams, expressed as an absolute amount and as a percentage of the total gross profit for the periods indicated.

	For the six months ended December 31,
	2023			2024
	RMB	Margin	%	RMB	$	Margin	%
Gross profit and margin:
Packaged tour service	2,107,411	11.9%	72.3	3,230,832	442,623	21.0%	90.9
Domestic	302,916	3.9%	10.4	-	-	-	-
Overseas	1,804,495	18.3%	61.9	3,230,832	442,623	21.0%	90.9
Customized chartered bus service	1,137,341	20.9%	39.0	352,697	48,320	22.2%	9.9
Domestic	164,902	20.4%	5.7	37,096	5,082	22.4%	1.0
Overseas	972,439	21.0%	33.3	315,601	43,238	22.2%	8.9
Commuter shuttle service	(331,848)	(27.6)%	(11.3)	(27,818)	(3,812)	(7.4)%	(0.8)
Domestic	(331,848)	(27.6)%	(11.3)	(27,818)	(3,812)	(7.4)%	(0.8)
Total	2,912,904	12.0%	100.0	3,555,711	487,131	20.5%	100.0

As a result of the foregoing, our gross profit realized a significant increase of 22.1% from RMB2.9 million for the six months ended December 31, 2023 to RMB3.6 million ($0.5 million) for the same period in 2024, representing a gross profit margin increasing from 12.0% to 20.5%. The increase in the gross profit margin rate was primarily attributable to the increase in the proportion of revenue from packaged tour service in the overseas market with the higher margin rate among all revenue streams. The volume of orders for our packaged tour service in the overseas market significantly increased by 133.1%, representing our steadily – accumulated and loyal customer base.

Operating expenses

Our operating expenses decreased by 3.6% from RMB7.6 million for the six months ended December 31, 2023 to RMB7.3 million ($1.0 million) for the six months ended December 31, 2024, primarily due to the following:

●

Selling expenses in the first half of 2025 slightly decreased by 9.9% to RMB3.8 million ($0.5 million) from RMB4.2 million in the same period of 2024, which was primarily driven by the decrease in advertising expenses as a result of our reduction in the expenditure on promotion and advertising.

●

General and administrative expenses in the first half of 2025 slightly increased by 13.7% to RMB2.9 million ($0.4 million) from RMB2.6 million in the same period of 2024, primarily due to an increase in professional service expenses relating to the consulting and auditing fees for the Initial Public Offering.

●

Research and development expenses in the first half of 2025 decreased by 25.7% to RMB0.6 million ($0.1 million) from RMB0.8 million for the same period of 2024, primarily due to a reduction in the staff cost resulting from a slight decrease in the R&D department’s headcount.

Total other income, net

Total other income, net increased from RMB0.5 million for the six months ended December 31, 2023 to RMB1.0 million ($0.1 million) for the six months ended December 31, 2024, primarily due to (i) an increase in government grant of RMB0.8 million; and was partially offset by (ii) the increase in interest expenses and bank charges of RMB0.2 million, as a result of the incremental short-term borrowings during the period.

Income tax expense

We incurred income tax expense of RMB20,139 for the six months ended December 31, 2023 since one of our PRC subsidiaries, Webus Travel Agency had taxable income for the six months ended December 31, 2023. For the six months ended December 31, 2024, we incurred no income tax expenses, since our PRC subsidiaries and Wetour suffered a loss.

Net loss

As a result of the foregoing, our net loss narrowed to of RMB2.8 million ($0.4 million) for the six months ended December 31, 2024 from RMB4.2 million in the same period in 2023.

Exchange rate information

A significant portion of our business is conducted in China. A significant portion of our revenues is received and denominated in RMB. A significant portion of our costs is paid and denominated in RMB and general administration costs are paid and denominated in RMB. Capital accounts of our financial statements are translated into United States dollars from RMB at their historical exchange rates when the capital transactions occurred. Assets and liabilities are translated at the exchange rates as of the balance sheet date. Income and expenditure are translated at the average exchange rate of the period. RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at the rates used in translation.

Amounts in USD are presented for the convenience of the reader and are translated at the rate of $1.00 = RMB7.2993, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate.

About Webus International Limited

Webus International Limited is a recognized provider of AI-driven mobility solutions specializing in premium, customizable chauffeur services for travelers worldwide. Through our innovative "Mobility-as-a-Service" (MaaS) model, we deliver exceptional personalized transportation experiences with our extensive fleet of luxury vehicles and professional chauffeurs.

Our flagship brand “Wetour” specializes in high-end customized travel services, offering airport transfers, intercity transportation, private guided tours, and luxury chartered services for both leisure and business travelers. Leveraging proprietary technology, our platform integrates real-time AI support with 24/7 multilingual itinerary management, ensuring seamless mobility solutions across all international destinations we serve. For more information, please visit our website at www.webus.vip or www.wetourglobal.com.

Forward-Looking Statements

This discussion contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.